May 25, 2006
BY EDGAR AND FEDEX
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Motorola, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 2, 2006 File No. 1-07221
Dear Mr. Spirgel:
     Set forth below are the responses of Motorola, Inc. (the “Company”) to the comments of the Staff contained in the Staff’s letter to the Company dated April 25, 2006, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2006. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.
Form 10-K for Fiscal Year Ended December 31, 2005
Note 1 — Summary of Significant Accounting Policies, page 83
Sigma Funds, page 83
1.	Describe for us in more detail how you determined that the Sigma Funds should be reported separately, apart from cash and cash equivalents and short-term investments. Tell us why you changed your policy in the first quarter of 2005 and your basis for not reporting the changes to the cash flow statement as a correction of an error.

Mr. Larry Spirgel
May 25, 2006

Response
     The Company and its wholly-owned subsidiaries invest most of their excess cash in two funds (Sigma funds), which are funds similar to a money market fund and are wholly-owned by the Company. The funds are designed to preserve principal and maintain liquidity while maximizing investment income by investing in high quality U.S. dollar denominated bank obligations (certificates of deposit, banker’s acceptances and fixed income deposits), government obligations, asset backed securities, commercial paper and short-term corporate obligations. The funds are administered by an independent third party and managed by four investment banks. Prior to the first quarter of 2005, the Sigma funds balances were classified together with other money-market type cash investments as cash and cash equivalents. To provide enhanced disclosure regarding the Company’s treasury management and as permitted by paragraph 10 of SFAS No. 95, the Company in the first quarter of 2005 began to report its Sigma funds balances on a separate statement line from Cash and Cash Equivalents. The Company believed that although average maturity in the funds based on interest rate reset dates was less than 90 days, that for purposes of determining classification of the investment portfolio the original maturity date should be used. The Company analogized securities in the Sigma Funds to auction rate securities and concluded that classification of the fund’s investment as short-term investments is more appropriate than a classification as cash and cash equivalents even though the average maturity of the portfolio is less than 90 days. As disclosed, the actual average maturity of the investments was 74 days at December 31, 2005, demonstrating the highly liquid nature of these investments.
     The Company determined that the investment portfolio also qualifies for current asset classification and is equivalent to short-term investments because the balances are highly liquid and are reasonably expected to be realized in cash or sold or consumed within the normal operating cycle of the business. The balances are available for normal operations and the entire fund balances can be converted to cash within a few business days. Even though the funds assets are similar to short-tem investments, the Company determined that due to the size of the funds and the unique nature of the funds’ investment strategy, separate disclosure apart from short-term investments provided more transparency to investors. Accordingly, the Company also provided additional disclosures regarding these funds, including the types of investment securities held by the funds and investment policies followed by the investment managers. These policies require that the average maturity of the investments held by the fund must be 120 days or less although certain investments may have an original maturity date greater than 3 months. The Company reclassified the prior period balances to conform to this presentation.
     Based on the analysis above, the Company determined that the change in presentation was a reclassification and did not require restatement of previously issued financial statements. The Company discussed this with both the audit committee of the board of directors and its independent audit firm.
     Regarding the cash flow statement, the Company reclassified for all periods presented the Sigma funds activity from inclusion in the Cash and Cash Equivalent balances to a separately identified investing activity to conform to its balance sheet presentation.

Mr. Larry Spirgel
May 25, 2006

Note 4 — Debt and Credit Facilities, page 93
2.	We note that notes that comprised your Equity Security Units were remarketed to a new set of holders and that the interest rate was reset from 6.50% to 4.608%. Tell us how you accounted for these transactions, including your consideration of EITF Issue 96-19. In addition, tell us how you accounted for the sale of the 69.4 million shares of common stock to the holders of the Equity Security Units. Clarify for us where this transaction is reflected in your statement of cash flows.
Response
     In 2001, the Company issued $1.2 billion of “equity security units.” Each unit consisted of a senior note with a principal amount of $50 and a contract to purchase common stock of the Company on November 16, 2004. On August 16, 2004, the notes were called from the note holders at the face amount of the notes and successfully remarketed to a new set of note holders. At the time of the remarketing, the interest rates on the notes were reset from 6.5% to 4.608%. The notes were remarketed at a premium of 101.770%.
     The Company considered EITF Issue 96-19 in determining how to account for the remarketing. The Company concluded that the remarketing of the notes represented a substantial modification of the terms of the original senior notes and should be accounted for as an extinguishment. The Company based this conclusion on the fact that the present value of the cash flows under the new terms were greater than 10% different from the present value of the remaining cash flows under the terms of the original senior notes.
     The Company also considered the role of the investment bank in the remarketing and concluded that the investment bank was primarily acting as an agent for the Company, and therefore the remarketing was primarily a change in terms between the Company and the creditors in this transaction. This conclusion was based on the fact that the investments bank’s fees were pre-established as part of the original transaction and the bank required the Company’s consent to reset the interest rate on the senior notes.
     Accordingly, in the third quarter of 2004, the Company recorded the senior notes with the reset interest rate at their fair value and recognized a $23 million loss on the extinguishment that the Company recorded as a component of Other income (expense) in the Company’s Consolidated Statement of Operations.
     In November of 2004, the Company sold 69.4 million shares of common stock to the holders of the common stock purchase contract. The aggregate proceeds of $1.2 billion were recorded as proceeds from the sale of common stock in the Financing section of the Company’s Consolidated Statement of Cash Flows.
* * *

Mr. Larry Spirgel
May 25, 2006

     In connection with these responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding any of the responses in this letter or the attached revised disclosure, please call the undersigned at (847) 576-2400.

Respectfully submitted, /s/ Steven J. Strobel Steven J. Strobel Senior Vice President and Corporate Controller